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                                                                 October 2, 2000

Dear Fellow Stockholder:

    As you are probably aware, on September 25, 2000, Urban Shopping
Centers, Inc. entered into an agreement and plan of merger with Rodamco North America N.V., Hexalon Real Estate, Inc., Head Acquisition L.P., Head Acquisition Corp. and Urban Shopping Centers L.P., providing for the acquisition of all of the outstanding shares of Urban Shopping Centers' common stock and unit voting common stock (including the associated preferred stock purchase rights), Series A Cumulative Convertible Redeemable Preferred Stock and Series B Cumulative Convertible Redeemable Preferred Stock not already owned by Head Acquisition L.P. and its affiliates at $48.00 per share, net to the seller in cash (less any withholding taxes), without interest thereon.

    Head Acquisition L.P. has today commenced a cash tender offer for all such outstanding shares of Urban Shopping Centers' stock at a price of $48.00 per share, net to the seller in cash (less any withholding taxes), without interest thereon. The merger agreement provides that, following the tender offer, either Head Acquisition L.P. or Head Acquisition Corp. will merge with Urban Shopping Centers with Head Acquisition L.P. ultimately being the surviving entity and any remaining shares of common stock, unit voting stock, Series A Preferred Stock or Series B Preferred Stock, other than those owned by Head Acquisition L.P. and its affiliates will be converted into the right to receive $48.00 per share in cash, without interest.

    YOUR BOARD OF DIRECTORS, BY UNANIMOUS VOTE, (I) HAS DETERMINED THAT THE MERGER AGREEMENT, THE TENDER OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY, TAKEN TOGETHER, ARE FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF URBAN SHOPPING CENTERS AND ITS STOCKHOLDERS AND (II) RECOMMENDS ACCEPTANCE AND APPROVAL BY THE HOLDERS OF COMMON STOCK AND UNIT VOTING STOCK OF THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY.

    In arriving at its recommendation, the Board gave careful consideration to
(i) the recommendation of a Special Committee comprised of the disinterested directors of Urban Shopping Centers that the Board of Directors approve these transactions and (ii) the other factors described in the enclosed tender offer materials and Urban Shopping Centers' Solicitation/Recommendation Statement on
Schedule 14D-9. Included as Annex A to the Schedule 14D-9 is the written opinion, dated September 25, 2000 of Morgan Stanley & Co. Incorporated, the Special Committee's financial advisor, to the effect that, as of that date and based upon the assumptions and qualifications set forth in the opinion, the consideration to be received by holders of Urban Shopping Centers' common stock, unit voting stock, Series A Preferred Stock and Series B Preferred Stock, in the aggregate, pursuant to the Merger Agreement was fair from a financial point of view to such holders (other than Hexalon Real Estate, Inc. and its affiliates).

    Enclosed for your consideration are copies of the tender offer materials and Urban Shopping Centers' Solicitation/Recommendation Statement on
Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully.

                                          Sincerely,

                                          [SIGNATURE]

                                          Matthew S. Dominski
                                          Chief Executive Officer